EXHIBIT 12

JOHNSON CONTROLS, INC.
COMPUTATION OF RATIO OF EARNINGS TO
FIXED CHARGES
(Dollars in millions)

Nine Months Ended
June 30, 2004
Net income	$544.5
Provision for income taxes	220.6
Minority interests in net earnings of subsidiaries	54.3
Income from equity affiliates	(52.5)
Distributed income of equity affiliates	61.4
Amortization of previously capitalized interest	6.0

834.3

Fixed charges:
Interest incurred and amortization of debt expense	95.3
Estimated portion of rent expense	58.9

Fixed charges	154.2
Less: Interest capitalized during the period	(15.1)

139.1

Earnings	$973.4

Ratio of earnings to fixed charges	6.3

For the purpose of computing this ratio, “earnings” consist of income before income taxes, minority interest in earnings or losses of consolidated subsidiaries and income from equity affiliates plus (a) amortization of previously capitalized interest, (b) distributed income from equity affiliates and (c) fixed charges, minus interest capitalized during the period. “Fixed charges” consist of (a) interest incurred and amortization of debt expense plus (b) the portion of rent expense representative of the interest factor.

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